December 17, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
Attn: Ms. Amy Geddes & Mr. David Humphrey
100 F Street N.E.
Washington D.C. 20549-3561

RE:	Transnational Automotive Group, Inc.
Form 10-KSB for the fiscal year ended February 28, 2007
File No. 000-33149

Dear Ms. Geddes & Mr. Humphrey:

We are providing this letter in response to your letter dated October 25, 2007 setting forth comments of the Securities and Exchange Commission’s staff with respect to the above-referenced filing. In connection with responding to your comments, please note that we, the management of Transnational Automotive Group, Inc. (TAUG), acknowledge our responsibility for the adequacy and accuracy of the disclosures in the annual report. Additionally, we acknowledge that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The responses of Transnational Automotive Group, Inc. to the Staff’s comment letter are set forth below. The responses have been numbered to correspond to the numbering of the comment letter, and each response is preceded by the comment to which it relates.

We would be more than happy to provide you with any follow up corroboration to our responses or to discuss these matters with you via conference call. Please do not hesitate to contact me at your convenience if you need any additional information or further corroboration to support our positions to your comments.

Cordially,

Seid Sadat
Chief Financial Officer

TRANSNATIONAL AUTOMOTIVE GROUP, INC.

21800 Burbank Blvd., Suite 200 Woodland Hills, CA 91367
Phone (818) 307-5970 Fax (818) 961-2728

1. You disclose here that you consider provisions for fuel subsidies to be a significant estimate related to your financial reporting. We also note from disclosure elsewhere in your document that you have not yet reached an agreement with the government of Cameroon on such subsidies. Please tell us and revise your disclosure here and elsewhere in your document, as appropriate, to indicate whether any provisions for fuel subsidies have been recorded in your financial statements.

Response: Our business model is predicated on obtaining subsidies from the government of Cameroon to fund the operating activities of our metro city bus lines, known as LeBus. Revenue from government subsidies is recognized as revenue when earned and when collection is reasonably assured. Although we are actively working with the government of Cameroon to formalize a subsidy agreement, o date, we have not obtained a formal agreement with the Cameroonian government on such subsidies.

We did not recognize any subsidy revenue through our fiscal year ended February 28, 2007 because we had not received any subsidy revenue through the end of our fiscal year and in light of the fact that there was no formal agreement evidencing our rights to these subsidies.

As a result of these considerations, we determined that provisions for fuel subsidies represented a significant estimate and should be disclosed as such in our annual and quarterly filings with the SEC.

We have noted your comment and amended the annual report (Note 1) to disclose that the Company did not recognize any revenue for fuel subsidies (see Revenue and Expense Recognition disclosure in the footnotes to the audited financial statements) since the Company had not, as of February 28, 2007, formalized a subsidy agreement with the government of Cameroon and no subsidies were received from the government of Cameroon through February 28, 2007.

2. Please explain to us the facts and circumstances surrounding your previous auditor’s use of another firm’s registration with the PCAOB, and how such use satisfies their requirement for registration.

Response: Our former auditor, Pannell Kerr Forster of Vancouver, B.C. Canada, is registered as “Other Name Used” on the Smythe Ratcliffe PCAOB registration. Our former auditors have advised us that subsequent to June 30, 2004, their firm, by agreement with the SEC, now sign audit reports on SEC reporting issuers in the following manner: “Pannell Kerr Forster (registered with the PCAOB as “Smythe Ratcliffe”)”.

3. We note in your Form 8-K dated June 25, 2007 that you determined the Forms 10-QSB filed for the first and second quarter of fiscal 2007 could not be relied upon due to incorrect treatment of convertible debt with warrants. We also note that this date occurs within the period your audit on fiscal 2007 was performed, and that you have assessed disclosure controls and procedures as “effective” as of May 31, 2007. It would appear that the significant error described in your Form 8-

21800 Burbank Blvd., Suite 200 Woodland Hills, CA 91367
Phone (818) 307-5970 Fax (818) 961-2728

K and related press release was not detected, and that appropriate accounting treatment was not applied, until related guidance was brought to management’s attention through the year-end audit. Please tell us how you can maintain an evaluation of “effective” given this significant restatement and apparent audit adjustment. Specifically address how management’s failure to implement applicable accounting standards is not considered a material weakness.

Response: The Company’s quarterly filings with the Securities & Exchange Commission for the first and second quarter of fiscal 2007 had been prepared under the guidance of the Company’s former executive management team in Vancouver, British Columbia. In November of 2006, the financial reporting activities of the Company’s operations were moved to Woodland Hills, California, under the direct supervision and oversight of Seid Sadat, the Company’s current chief financial officer. Upon an in-depth review and analysis of the Company’s financial records, Mr. Sadat and his staff determined that the Company’s previous financial reporting team had not properly accounted for the convertible debentures and common stock warrants and concluded that the quarterly financial statements for the first and second quarters of fiscal 2007 should not be relied upon and would be restated. These errors were subsequently corrected upon the filing of restated quarterly financial statements (Form 10-QSB/A) for these respective periods.

The errors resulting in the restatement of the first and second quarter of fiscal 2007 were identified and discovered concurrent with the preparation of our annual report for fiscal 2007. By May 31, 2007 our controls were effective, as we corrected the deficiencies in controls as expeditiously as possible. Under the aforementioned circumstances we do not believe we failed to implement applicable standards that would be considered a material weakness.

4. We note that you have presented a discussion of Disclosure Controls and Procedures pursuant to Item 307 of Regulation S-B. Please tell us how you have complied with the disclosure provisions of Item 308 and 308T of Regulation S-B related to Internal Control Over Financial Reporting, or file an amendment with the required disclosures.

Response: We have noted your comment and amended the annual report to set forth the required disclosures provisions pursuant to Item 308 and 308T of Regulation S-B related to Internal Control Over Financial Reporting.

5. The report of Pannell Kerr Forster makes reference to your balance sheet as of February 28, 2006, but no such balance sheet is included in your filing. Please revise either the financial statements presented or the audit report to ensure the report of Pannell Kerr Forster only makes reference to financial statements that are actually presented.

Response: We have noted your comment and revised the annual report to ensure the report of Pannell Kerr Forster only makes reference to financial statements that are actually presented.

21800 Burbank Blvd., Suite 200 Woodland Hills, CA 91367
Phone (818) 307-5970 Fax (818) 961-2728

6. Please tell us the facts and circumstances surrounding “Foreign Currency Translation Loss” and why you believe inclusion in operations is appropriate.

Response: During the fiscal year-ended February 28, 2007, the majority of the Company’s operations were comprised of establishing the required administrative and operating infrastructure necessary to commence operation of the Company’s mass transit systems in Cameroon. The Company required a significant amount of capital expenditures to fund these respective operating and administrative activities. The pre-launch activities of the Company’s Cameroonian subsidiaries were funded substantially all by the U.S. Parent Company (Transnational Automotive Group, Inc.), who also paid for the Company’s buses used in operations.

The Company did not commence operations of its city and inter-city bus operations in Cameroon until October (for the city buses) and December (for the inter-city bus lines) of 2006. These lines generated a relatively small amount of revenue during the fiscal year end; however, the majority of the cash used to operate these bus lines (which operated at a loss) were funded by the US parent company.

In determining the Company’s functional currency, management considered various factors and economic indicators. These indicators are summarized as follows: 1) The majority of the Company’s operating expenses during the fiscal year-ended February 28, 2007 were denominated in US currency; 2) The Company’s acquisition financing of the buses were also denominated in US currency; 3) The cash flows generated by the Cameroonian subsidiaries’ operations were not sufficient to service the Company’s existing debt obligation without cash infusions from the US Parent company.

Given the subsidiaries’ reliance on the US Parent Company and the other economic indicators enumerated above, the Company’s management concluded that the functional currency, as defined in Statement of Financial Accounting Standards No. 52 (As Amended), was determined to be the US dollar and not the local currency in Cameroon. Under SFAS No. 52 (paragraph 13), translation adjustments are reported in other comprehensive income when an entity’s functional currency is a foreign currency. However, given that the US dollar was deemed the functional currency, the Company’s management included the net gain on translation during the 2007 fiscal year as a component of operating expenses.

7. We note from your disclosure here and elsewhere in your filing that the excess of the purchase price of PAGI over the fair value of assets and liabilities assumed was $160,571. It further appears that you have chosen to write off such amount directly to non-operating expenses. In this regard, tell us how your accounting complies with the guidance in paragraph 43 of SFAS 141 as well as paragraphs 19-22 of SFAS 142. If you determine such amount represents a write-down of goodwill acquired, which would be classified as a component of operating expenses, please revise your financial statements accordingly.

Response: We have noted your comment and revised the annual report to include the write-down of goodwill acquired as a component of operating expenses.

21800 Burbank Blvd., Suite 200 Woodland Hills, CA 91367
Phone (818) 307-5970 Fax (818) 961-2728

8. Please explain to us why you have chosen the U.S. Dollar as your functional currency as your operations are in Cameroon. Use the guidance in paragraphs 5-10 of SFAS 52 in crafting your response.

Response: Our response to this comment is outlined in our response to Item 6 on the previous page.

9. Please explicitly state the number of shares excluded from your earnings per share calculation due to anti-dilution. Refer to the guidance in paragraph 40 of SFAS 128.

Response: We have noted your comment and revised the annual report to include disclosure of the number of potential common shares that have been excluded from the computation of diluted net loss per share due to anti-dilution.

10. Please tell us if the related party to whom you owe this note payable is a significant shareholder. If so, please tell us how you recorded the interest on this note given the guidance contained in SAB Topic 5T.

Response: The $825,000 note payable obligation is owed to Tov Trust, which is a trust controlled by Seid Sadat, the Company’s chief financial officer and a director of the Company. Mr. Sadat collectively owns in excess of 10% of all outstanding shares of the Company and would be deemed a significant shareholder.

The amounts borrowed from Tov Trust were advanced in two separate installments. The first installment of $425,000 was advanced on November 6, 2006 and is unsecured, bearing interest at 10% and was due on demand. The second installment of $400,000 was advanced on February 12, 2007, bearing interest at 40% per annum and was originally due on May 12, 2007. The interest on the Tov Trust notes payable obligations were computed and accrued based on the number of days each obligation was outstanding through February 28, 2007 multiplied by the aforementioned interest rates applicable to each obligation. All unpaid and accrued interest on these obligations was included in accrued interest payable in the consolidated balance sheet as of February 28, 2007.

Please refer to the revised Note 10 in the amended 10-KSB.

11. Please expand your disclosure to explicitly state the effective interest rate inclusive of the amortization of the benefit on conversion taken for the conversion feature and the amortization of the fair value of the warrants issued.

Response: We have noted your comment and revised the annual report to include disclosure of the effective interest rate inclusive of the amortization of the benefit on conversion taken for the conversion feature and the amortization of the fair value of warrants issued.

12. We note from your disclosure here that, on May 24, 2007, the maturity date of the convertible debentures issued pursuant to the Private Placement

21800 Burbank Blvd., Suite 200 Woodland Hills, CA 91367
Phone (818) 307-5970 Fax (818) 961-2728

Memorandum dated January 23, 2006 was extended and the number of shares of common stock eligible for conversion was increased. The number of warrants issued to convertible debenture holders was also adjusted to equal the number of shares to be issued upon conversion. Please tell us and revise your disclosure to include a discussion of how these changes have impacted your financial statements.

Response: The issuance of the additional units underlying the convertible debentures resulted in the recognition of approximately $445,000 of additional deferred debt discount. The debt discount is being amortized over the period from May 24, 2007, the date the additional units were granted, through the maturity date of each respective convertible debenture. There was no impact on the consolidated financial statements as of and for the year-ended February 28, 2007 as a result of the issuance of these additional units given that the additional shares eligible for conversion and related warrants were not issued until subsequent to year-end.

We believe the disclosures outlined in our subsequent events footnote concerning the issuance of these shares and warrants adequately describe this subsequent event and no revisions are required to this disclosure.

21800 Burbank Blvd., Suite 200 Woodland Hills, CA 91367
Phone (818) 307-5970 Fax (818) 961-2728